Exhibit (e)(37)

Millennium Pharmaceuticals, Inc.

40 Landsdowne Street

Cambridge, Massachusetts 02139

April 24, 2008

To Holders of 2.25% Convertible Senior Notes due November 15, 2011 of Millennium Pharmaceuticals, Inc.

Re:          Notice of Anticipated Effective Date of Merger

Dear Noteholder:

Reference is made to that certain Indenture, dated as of November 15, 2006, between Millennium Pharmaceuticals, Inc. (the “Company”) and U.S. Bank National Association, as Trustee (the “Indenture”).  As described in the Company’s Notice of Conversion Right under the Indenture dated April 10, 2008, the Company entered into an Agreement and Plan of Merger, dated as of April 10, 2008 (the “Merger Agreement”), with Takeda America Holdings, Inc., a New York corporation (“Parent”), and Mahogany Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”).

Capitalized terms used but not otherwise defined herein shall have their respective meanings set forth in the Indenture.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof:

•                  On April 11, 2008, Merger Sub commenced a tender offer (the “Offer”) to acquire all of the issued and outstanding shares of common stock of the Company (the “Common Stock”) at a price per share of $25.00, net to the holder in cash (the “Offer Price”), subject to any required withholding of taxes.

•                  Following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”) and the Company will become a wholly-owned subsidiary of Parent. In the Merger, the shares of Common Stock remaining outstanding following the consummation of the Offer, other than shares held by Parent or its subsidiaries or by stockholders who have properly exercised their appraisal rights under Delaware law, will be converted into the right to receive an amount in cash equal to the Offer Price.

The Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of Thursday, May 8, 2008, but may be extended under specified circumstances.

Pursuant to Section 10.17 of the Indenture, the Company hereby notifies you that, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the effective date of the Merger is expected to be on or about May 12, 2008, but will not occur earlier than May 9, 2008.

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Important Additional Information Has Been Filed with the U.S. Securities and Exchange Commission

The Offer has commenced, but this letter is neither an offer to purchase nor a solicitation of an offer to sell shares or any securities of the Company.  Investors and security holders are urged to read both the Tender Offer Statement on Schedule TO and the Solicitation/Recommendation Statement on Schedule 14D-9 regarding the tender offer because they contain important information.  The Tender Offer Statement has been filed with the U.S. Securities and Exchange Commission (the “SEC”) by Merger Sub, Parent and Takeda Pharmaceutical Company Limited, and the Solicitation/Recommendation Statement has been filed with the SEC by the Company.  Investors and security holders may obtain free copies of these statements and other documents filed with the SEC by Merger Sub, Parent and Takeda Pharmaceutical Company Limited or the Company at the website maintained by the SEC at www.sec.gov.  The Tender Offer Statement and related materials (including an Offer to Purchase, a related Letter of Transmittal and other offer documents), the Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to the Altman Group, the information agent for the tender offer, at 1-201-806-7300 for banks and brokers or 1-866-751-6316 for stockholders and all others.

If you have any additional questions about the impact of the transactions contemplated by the Merger Agreement on your outstanding Notes, please contact Todd Shegog, Vice President and Treasurer of the Company, at 617-679-7202, or by email at shegog@mpi.com.

Sincerely,

/s/ Todd Shegog
Todd Shegog
Vice President and Treasurer

cc:           Raymond Haverstock, U.S. Bank National Association